As filed with the Securities and Exchange Commission
                        on May 13, 2005 Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
           THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                       HONGKONG ELECTRIC HOLDINGS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                                   Hong Kong
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)


           (Name, address, including zip code, and telephone number, including area code of agent for service)

                               Donald J. Puglisi
                              Puglisi & Associates
                         850 Library Avenue, Suite 204,
                             Newark, Delaware 19711
                               Tel: 302 738 6680

                        --------------------------------
                                   Copies to:
                            Frettra M. Miller, Esq.
                                 Citibank, N.A.
                              388 Greenwich Street
                            New York, New York 10013
               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                                |X| immediately upon filing.
                                                |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                        Proposed       Proposed      Amount of
 Title of Each             Amount        Maximum       Maximum      Registration
   Class of                to be        Aggregate      Aggregate        Fee
Securities to           Registered      Offering       Offering
be Registered                           Price Per       Price**
                                          Unit*
--------------------------------------------------------------------------------
American Depositary      50,000,000      $5.00         $2,500,000      $294.25
Shares, each
representing 1
ordinary share, par
value HK $1.00 each,
of Hongkong Electric
Holdings Limited.
--------------------------------------------------------------------------------
*   Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                 The Prospectus consists of the form of American
                 Depositary Receipt, included as Exhibit A of the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

                 This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1. Name of depositary and address             Face of Receipt - Introductory
                                              ----------------
   of its principal executive office          Paragraph

2. Title of American Depositary               Face of Receipt - top center
                                              ---------------
   Receipts and identity of
   deposited securities

   Terms of Deposit:

   (i)  The amount of deposited s             Face of Receipt - upper right
                                              ---------------
        securitie represented by one          corner
        unit of American Depositary
        Share

   (ii) The procedure for voting, if          Reverse of Receipt - Paragraphs 15
                                              ------------------
        any, the deposited                    and 16
        securities

   (iii)The collection and                    Reverse of Receipt - Paragraph 14
                                              ------------------
        distribution of dividends

   (iv) The transmission of notices,          Reverse of Receipt - Paragraphs 13
                                              ------------------
        reports and proxy soliciting          and 15
        material

   (v)  The sale or exercise of               Reverse of Receipt - Paragraph 14
                                              ------------------
        rights

   (vi) The deposit or sale of                Face of Receipt - Paragraph 3
                                              ---------------
        securities resulting from             Reverse of Receipt - Paragraphs 14
                                              ------------------
        dividends, splits or plans            and 17
        of reorganization

   (vii)Amendment, extension or               Reverse of Receipt - Paragraphs 21
                                              ------------------
        termination of the deposit            and 22
        agreement

  (viii)Rights of holders of                  Reverse of Receipt - Paragraph 13
                                              ------------------
        Receipts to inspect the
        transfer books of the
        depositary and the list of
        holders of Receipts

   (ix) Restrictions upon the right           Face of Receipt - Paragraphs  2,
                                              ---------------
        to deposit or withdraw the            3, 4, 5, 6, 7, 9 and 10
        underlying securities

   (x)  Limitation upon the                   Reverse of Receipt - Paragraphs 18
                                              ------------------
        liability of the depositary            and 19

3. Fees and charges which may be              Face of Receipt - Paragraph 10
                                              ---------------
   imposed directly or indirectly
   against holders of Receipts

Item 2.  AVAILABLE INFORMATION                Face of Receipt - Paragraph 12
                                              ---------------



Hongkong Electric Holdings Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The documents described therein can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C. and the principal executive office of the depositary.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Deposit Agreement, dated as of July 29, 1996, among Hongkong Electric Holdings Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). -- Filed herewith as Exhibit (a).

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None

               (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d)

               (e) Rule 466 Certification. -- Filed herewith as Exhibit (e)

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities, Hongkong Electric Holdings Limited, which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------



               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ___ day of ___________________, 2005.

                                   Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one (1) Ordinary Share, par value HK $1.00 each, of Hongkong Electric Holdings Limited.

                                   CITIBANK, N.A., as Depositary



                                   By:     /s/ Emi Mak
                                       -----------------------------------------
                                       Name:   Emi Mak
                                       Title:  Vice President

                                                           SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, Hongkong Electric Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in ____________________, on the ___ day of ________________, 2005.


                                   Hongkong Electric Holdings Limited

                                   By:   /s/ Tso Kai Sum
                                       -----------------------------------------
                                         Name:  Tso Kai Sum
                                         Title: Group Managing Director

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Andrew J. Hunter or Ms. Lillian Wong to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/ her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on _________, 2005.


    Name                                            Title
    ----                                            -----


 /s/ Tso Kai Sum                        Chief Executive Officer (Group Managing
-----------------------------
Mr. Tso Kai Sum                         Director)


 /s/ Andrew J. Hunter                   Chief Financial Officer (Group Finance
-----------------------------
Mr. Andrew J. Hunter                    Director)


 /s/ Arthur Leung                       Chief Accounting Officer
-----------------------------
Mr. Arthur Leung


 /s/ George C. Magnus                   Director
-----------------------------
Mr. George C. Magnus


                                        Director
-----------------------------
Mr. Canning K. Fok


 /s/ Francis Lee                        Director
-----------------------------
Mr. Francis Lee

 /s/ Susan M.F. Chow                    Director
-----------------------------
Mrs. Susan M. F. Chow


 /s/ Frank Sixt                         Director
-----------------------------
Mr. Frank Sixt


                                        Director
-----------------------------
Mr. H. L. Kam


                                        Director
-----------------------------
Mr. Holger Kluge


                                        Director
-----------------------------
Mr. Francis Lee


                                        Director
-----------------------------
Mr. Victor Li



 /s/ R.J. Arculli                        Director
-----------------------------
Mr. R.J. Arculli


 /s/ Ralph R. Shea                      Director
-----------------------------
Mr. Ralph R. Shea


 /s/ C.H. Wong                          Director
-----------------------------
Mr. C. H. Wong


                                        Director
-----------------------------
Mr. Ewan Yee



 /s/ Donald J. Puglisi                  Authorized Representative in the
-----------------------------
Mr. Donald J. Puglisi                   United States

                               Index to Exhibits
                               -----------------

                                                               Sequentially
   Exhibit              Document                               Numbered Page
   -------              --------                               -------------


    (a)              Deposit Agreement, dated
                     as of July 29, 1996

    (d)              Opinion of counsel
                     to the Depositary

    (e)              Certification under
                     Rule 466

                       (a) Deposit Agreement, dated as of
                                 July 29, 1996

                                                               Executed Original







                       HONGKONG ELECTRIC HOLDINGS LIMITED





                                 CITIBANK, N.A.,
                                 As Depositary,



                                       AND



                          HOLDERS AND BENEFICIAL OWNERS
                         OF AMERICAN DEPOSITARY RECEIPTS




                                DEPOSIT AGREEMENT









                            Dated as of July 29, 1996

                               TABLE OF CONTENTS
                               -----------------
                                                                            Page
                                                                            ----

PARTIES ..................................................................... 1
RECITALS .................................................................... 1

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------


SECTION 1.01.     Affiliate ................................................. 1
SECTION 1.02.     American Depositary Shares, ADS ........................... 1
SECTION 1.03.     Beneficial Owner .......................................... 2
SECTION 1.04.     Commission ................................................ 2
SECTION 1.05.     Company ................................................... 2
SECTION 1.06.     Custodian; Custodians ..................................... 2
SECTION 1.07.     Deliver; Delivery ......................................... 2
SECTION 1.08.     Deposited Agreement ....................................... 2
SECTION 1.09.     Depositary ................................................ 2
SECTION 1.10.     Deposited Securities ...................................... 3
SECTION 1.11.     Dollars; $; Hong Kong Dollars ............................. 3
SECTION 1.12.     Exchange Act .............................................. 3
SECTION 1.13.     Holder .................................................... 3
SECTION 1.14.     Hong Kong Securities Clearing
                  Company Limited ........................................... 3
SECTION 1.15.     Person .................................................... 3
SECTION 1.16.     Principal office .......................................... 3
SECTION 1.17.     Receipts .................................................. 3
SECTION 1.18.     Registrar  ................................................ 4
SECTION 1.19.     Related Parties ........................................... 4
SECTION 1.20.     Restricted Securities ..................................... 4
SECTION 1.21.     Securities Act ............................................ 4
SECTION 1.22.     Shares .................................................... 4
SECTION 1.23.     Share Registrar ........................................... 5
SECTION 1.24.     United States ............................................. 5

                                   ARTICLE II

                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
                ------------------------------------------------

SECTION 2.01.     Form and Transferability of Receipts ...................... 5
SECTION 2.02.     Deposit of Shares ......................................... 6
SECTION 2.03.     Execution and Delivery of Receipts ........................ 8
SECTION 2.04.     Transfer of Receipts; Combination and
                  Split-up of Receipts ...................................... 8
SECTION 2.05.     Surrender of Receipts and
                  Withdrawal of Deposited Securities ........................ 9

                           -----------------

                                                                            Page
                                                                            ----

SECTION 2.06.     Limitations on Execution and
                  Delivery, Transfer, etc. of
                  Receipts; Suspension of Delivery,
                  Transfer, etc ............................................. 11
SECTION 2.07.     Lost Receipts, Etc ........................................ 12
SECTION 2.08.     Cancellation and Destruction of Surrendered
                  Receipts .................................................. 12
SECTION 2.09.     Maintenance of Records .................................... 12

                                  ARTICLE III

                         CERTAIN OBLIGATIONS OF HOLDERS
                         ------------------------------

SECTION 3.01.     Filing Proofs, Certificates and
                  Other Information ......................................... 12
SECTION 3.02.     Liability of Holder for Taxes and
                  Other Charges ............................................. 13
SECTION 3.03.     Representations and Warranties. on
                  Deposit of Shares ......................................... 13
SECTION 3.04.     Disclosure of Beneficial ownership ........................ 14
SECTION 3.05.     Takeovers ................................................. 15
SECTION 3.06.     Ownership Restrictions .................................... 15

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

SECTION 4.01.     Power of Attorney ......................................... 16
SECTION 4.02.     Cash Distributions ........................................ 16
SECTION 4.03.     Distribution in Shares .................................... 16
SECTION 4.04.     Rights .................................................... 17
SECTION 4.05.     Distributions Other Than Cash,
                  Shares or Rights .......................................... 19
SECTION 4.06.         ....................................................... 20
SECTION 4.07.     Redemption ................................................ 20
SECTION 4.08.     Conversion of Foreign Currency ............................ 20
SECTION 4.09.     Fixing of Record Date ..................................... 22
SECTION 4.10.     Voting of Deposited Securities ............................ 22
SECTION 4.11.     Changes Affecting Deposited Securities .................... 24
SECTION 4.12.     Available Information ..................................... 25
SECTION 4.13.     Reports ................................................... 25
SECTION 4.14.     List of Holders ........................................... 26
SECTION 4.15.     Taxation .................................................. 26

                           -----------------

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY
                 ----------------------------------------------

SECTION 5.01.     Maintenance of Office and Transfer
                  Books by the Registrar .................................... 27
SECTION 5.02.     Prevention or Delay in Performance ........................ 28
SECTION 5.03.     Obligations of the Depositary, the
                  Custodians and the Company ................................ 29
SECTION 5.04.     Resignation and Removal of the
                  Depositary; Appointment of
                  Successor Depositary ...................................... 30
SECTION 5.05.     Custodians ................................................ 31
SECTION 5.06.     Notices and Reports ....................................... 32
SECTION 5.07.     Issuance of Additional Shares, etc ........................ 33
SECTION 5.08.     Indemnification ........................................... 33
SECTION 5.09.     Charges of the Depositary 34
SECTION 5.10.     Certain Rights of the Depositary;
                  Limitations ............................................... 35
SECTION 5.11.     List of Restricted Securities Owners ...................... 37

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

SECTION 6.01.     Amendment ................................................. 37
SECTION 6.02.     Termination ............................................... 38

                                  ARTICLE VII

                                 MISCELLANEOUS
                                 -------------

SECTION 7.01.     Counterparts .............................................. 39
SECTION 7.02.     No Third-Party Beneficiaries .............................. 39
SECTION 7.03.     Severability .............................................. 39
SECTION 7.04.     Holders and Beneficial Owners as
                  Parties; Binding Effect ................................... 39
SECTION 7.05.     Notices ................................................... 40
SECTION 7.06.     Governing Law and Jurisdiction ............................ 41
SECTION 7.07.     Assignment ................................................ 42
SECTION 7.08.     Compliance with U.S. Securities Laws ...................... 42


                                   EXHIBIT A
                                   ---------
                           [FORM OF FACE OF RECEIPT]

(1) The Deposit Agreement ...................................................A-2

                           -----------------


(2) Surrender of Receipts and Withdrawal of Deposited Securities ............A-3
(3) Transfers, Split-Ups and Combinations of Receipts ...................... A-6
(4) Pre-Conditions to Registration, Transfer, Etc .......................... A-7
(5) Disclosure of Beneficial Ownership; Filing Proofs,
    Certificates ............................................................A-9
(6) Ownership Restrictions .................................................A-13
(7) Representations and Warranties of Depositors .......................... A-13
(8) Liability of Holder for Taxes, Duties and Other
    Charges ................................................................A-14
(9) (INTENTIONALLY OMITTED) ................................................A-15
(10)Charges of Depositary ..................................................A-15
(11)Title to Receipts ......................................................A-16
(12)Validity of Receipt ....................................................A-17

                          [FORM OF REVERSE OF RECEIPT]
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

(13)Reports; Inspection of Transfer Books ..................................A-19
(14)Dividends and Distributions in Cash, Shares, etc .......................A-20
(15)Fixing of Record Date ..................................................A-28
(16)Voting of Deposited Securities .........................................A-29
(17)Changes Affecting Deposited Securities .................................A-33
(18)(INTENTIONALLY OMITTED) ................................................A-35
(19)Liability of the Company and the Depositary ............................A-35
(20)Resignation and Removal of the Depositary;
    Appointment of Successor Depositary ....................................A-37
(21)Amendment ..............................................................A-38
(22)Termination ............................................................A-40
(23)Compliance with U.S. Securities Law ....................................A-42
(24)Certain Rights of the Depositary; Limitations ..........................A-43

                                   EXHIBIT B
                                   ---------

CHARGES OF THE DEPOSITARY ...................................................B-1

                                DEPOSIT AGREEMENT

DEPOSIT AGREEMENT dated as of July 29, 1996 among HONGKONG ELECTRIC HOLDINGS LIMITED a company incorporated under the laws of Hong Kong, and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America (the "Depositary"), and all Holders and Beneficial Owners of Receipts issued hereunder from time to time (all such terms as hereinafter defined).

                                       W I T N E S S E T H

         WHEREAS, the Company has duly authorized and has outstanding its ordinary shares, par value of HK$1.00 each issued or to be issued with such terms and provisions as specified in or pursuant to one or more resolutions of its Board of Directors;

         WHEREAS, the Company desires to provide, as hereinafter set forth in this Deposit Agreement, for the deposit of Shares (as hereinafter defined) from time to time with the Depositary or with a Custodian (as hereinafter defined) as agent of the Depositary, for the purpose of the creation of American Depositary Shares (as hereinafter defined) representing such Shares so deposited and for the execution and delivery of Receipts evidencing such American Depositary Shares; and

         WHEREAS, the Receipts are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement, and the entering into of this Deposit Agreement has been approved by the Company pursuant to a resolution of the Company's Board of Directors.

         NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:


                                   ARTICLE I
                                  DBFINITIONS
                                  -----------

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

         SECTION 1.01. Affiliate. The term "Affiliate" shall have the meaning
                       ---------
assigned to it under Regulation C of the Securities Act (as hereinafter defined).

         SECTION 1.02. American Depositary Shares, ADS. The terms "American
                       -------------------------------
Depositary Shares" and "ADS" shall mean, with respect to any Receipt, the rights evidenced by the Receipts issued hereunder, including the interests in the Deposited Securities granted to the Holder of Receipts pursuant to the terms and conditions of this Deposit Agreement. Each American Depositary Share shall represent one (1) Share, until there shall occur a distribution upon Deposited Securities referred to in Section 4.04 or a change in Deposited Securities referred to in Section 4.11 with respect to which additional Receipts are not executed and delivered, and thereafter each American Depositary Share shall represent the Shares or Deposited Securities specified in such Sections.

         SECTION 1.03. Beneficial Owner. The term "Beneficial Owner" shall have
                       ----------------
the meaning assigned to it under Rule 13d-3 under the Exchange Act (as hereinafter defined).

         SECTION 1.04. Commission. The term "Commission" shall mean the
                       ----------
Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

         SECTION 1.05. Company. The term "Company" shall mean Hongkong Electric
                       -------
Holdings Limited, a company incorporated and existing under the laws of Hong Kong, having its registered office at 11/F, The Electric Centre, 28 City Garden Road, Hong Kong, and its successors.

         SECTION 1.06. Custodian: Custodians. The term "Custodian" shall mean,
                       ---------------------
as of the date hereof, Citibank, N.A., Hong Kong branch, having its principal office at 43/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong, as Custodian and agent of the Depositary for the purposes of this Deposit Agreement, or, as the context requires, any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.05 as a successor or an additional custodian or custodians hereunder, as the context shall require, and the term "Custodians" shall mean all of them, collectively.

         SECTION 1.07. Delivers Delivery. The terms "deliver" and "delivery"
                       -----------------
shall mean, when used in respect of American Depositary Shares, Receipts, Deposited Securities and Shares, the physical delivery of the certificate representing such security or the electronic delivery of such security by means of book-entry transfer if available.

         SECTION 1.08. Deposit Agreement. The term "Deposit Agreement" shall
                       -----------------
mean this instrument as it may from time to time be amended in accordance with the terms hereof and all instruments supplemental hereto.

         SECTION 1.09. Depositary. The term "Depositary" shall mean Citibank,
                       ----------
N.A., a national banking association incorporated under the laws of the United

States of America, and any successor as depositary hereunder.

         SECTION 1.10. Deposited Securities. The term "Deposited Securities" as
                       --------------------
of any time shall mean Shares at such time deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or any Custodian in respect thereof and at such time held hereunder, subject in the case of cash to the provisions of Section 4.08, and provided that no collateral referred to in Section 5.10 hereof shall be deemed to be "Deposited Securities".

         SECTION 1.11. Dollars; $ Hong Kong Dollars. The term "dollars" or
                       -----------------------------
"Dollars", "Cent" and the symbol "$" shall refer to the lawful currency of the United States. The term "Hong Kong Dollars", and the symbol "HK$" shall refer to the lawful currency of Hong Kong.

         SECTION 1.12. Exchange Act. The term "Exchange Act" shall mean the
                       ------------
United States Securities Exchange Act of 1934, as from time to time amended.

         SECTION 1.13. Holder. The term "Holder" shall mean the person in whose
                       ------
name a Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose. For purposes of Sections 4.02 through 4.05 of this Deposit Agreement, the term "Holder" shall mean Holders as of the record date fixed pursuant to Section 4.09 hereof.

         SECTION 1.14. Hong Kong Securities Clearing Company Limited. The term
                       ---------------------------------------------
"HKSCC" shall mean Hong Kong Securities Clearing Company Limited, which provides a book-entry settlement system in Hong Kong, or any successor entity thereto.

         SECTION 1.15. Person. The term "person" shall mean an individual, a
                       ------
corporation, a partnership, an association, a joint-stock company, a trust, any unincorporated organization, or a government or political subdivision thereof. As used in this paragraph the term "trust" shall include only a trust where the interest or interests of the beneficiary or beneficiaries are evidenced by a security.

         SECTION 1.16. Principal Office. The term "Principal Office", when used
                       ----------------
with respect to the Depositary, shall mean the principal office of the Depositary at which at any particular time its depositary receipt business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.

         SECTION 1.17. Receipts. The term "Receipts" shall mean the American
                       --------
Depositary Receipts issued hereunder evidencing American Depositary Shares, as such American Depositary Receipts may be amended from time to time in accordance with the provisions of this Deposit Agreement. A Receipt may evidence any number of American Depositary Shares.

         SECTION 1.18. Registrar. The term "Registrar" shall mean the
                       ---------
Depositary or, upon the request or with the approval of the Company, any bank or trust company having an office in the Borough of Manhattan, the City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, upon the request or with the approval of the Company, for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary upon the request or with the approval of the Company. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

         SECTION 1.19. Related Parties. The term "Related Parties" shall mean,
                       ---------------
with respect to any entity, its controlling persons (as such term is defined in Regulation C of the Securities Act, as defined below), directors, employees, agents or Affiliates.

         SECTION 1.20. Restricted Securities. The term "Restricted Securities"
                       ---------------------
shall mean Shares (as defined below), or Receipts representing such Shares, which are acquired directly or indirectly from the Company or its Affiliates in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under the Securities Act (as defined below), or which are held by an officer, director (or persons performing similar functions) or other Affiliate of the Company, or which are subject to other restrictions on sale or deposit under the laws of the United States, Hong Kong, or under a shareholder agreement or the memorandum and Articles of Association of the Company or under the regulations of an applicable securities exchange.

         SECTION 1.21. Securities Act. The term "Securities Act" shall mean the
                       --------------
United States Securities Act of 1933, as from time to time amended.

         SECTION 1.22. Shares. The term "Shares" shall mean the Company's
                       ------
ordinary shares, HK$1.00 par value from time to time validly issued and outstanding and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares; provided that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised; provided further, however, that, if there shall occur any change in par value,
-------- -------  -------
split-up or consolidation or any other reclassification or, upon the occurrence of any other event described in Section 4.11, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in par value, split-up or consolidation or such other reclassification or such exchange or conversion.

         SECTION 1.23. Share Registrar. The term "Share Registrar" shall mean
                       ---------------
Central Registration (Hong Kong) Limited, which carries out the duties of registrar for the shares or any successor as Share Registrar for such Shares appointed by the Company.

         SECTION 1.24. United States. The term "United States" shall have the
                       -------------
meaning assigned to it under Regulation S under the Securities Act.


                                   ARTICLE II

                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
                ------------------------------------------------

         SECTION 2.01. Form and Transferability of Receipts. American Depositary
                       ------------------------------------
Shares shall be evidenced by definitive Receipts which shall be printed or lithographed or shall be in such other form as may be agreed upon by the Company and the Depositary, and in any event shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Receipts shall be executed and dated by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if such Receipts are countersigned by the manual signature of a duly authorized employee of the Registrar and dated by such employee. No American Depositary Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or enforceable for any purpose, unless such Receipt shall have been executed by the manual signature of a duly authorized officer of the Depositary or the Registrar, and such execution of any Receipt by manual signature shall be conclusive evidence, and the only evidence, that such Receipt has been duly executed and delivered hereunder. The Registrar shall maintain separate books in which each Receipt evidencing such American Depositary Shares so executed and delivered as hereinafter provided and the transfer of each American Depositary Share shall be registered. Receipts bearing the facsimile signature of a duly-authorized officer of the Depositary, who was at the time of signature a proper officer of the Depositary, shall bind the Depositary, notwithstanding the fact that such officer has ceased to hold such office prior to the execution of such Receipts by the Registrar and their delivery or such officer did not hold such office at the date of such Receipts.

         The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be necessary to enable the Depositary to perform its obligations hereunder or as may be required by the Depositary or the Company to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange or market upon which the Shares or the American Depositary Shares may be traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

         The Receipts shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which are not Receipts issued hereunder.

         Title to a Receipt (and to each American Depositary Share evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may deem and treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and the Company and the Depositary shall have no obligation or be subject to any liability under this Deposit Agreement to any person or entity claiming an interest in a Receipt unless such person or entity is the registered Holder thereof.

         SECTION 2.02. Deposit of Shares. Subject to the terms and conditions
                       -----------------
of this Deposit Agreement, Shares or evidence of rights to receive Shares (other than Restricted Securities) may be deposited by any person (in the case of the Company, or any Affiliate, subject to Section 5.07 hereof) including the Depositary in its individual capacity by delivery thereof to a Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in a form satisfactory to such Custodian (in the case of shares in registered form) and of any coupons appertaining thereto (in the case of Shares in bearer form) together with (i) all such certifications and payments (including, without limitation, those referred to in Exhibit B hereto and amounts in respect of any applicable stamp, transfer or other applicable taxes) or evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary or such Custodian in accordance with the provisions of this Deposit Agreement and (ii) if the Depositary so requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing the Shares so deposited.

         No Shares shall be accepted for deposit unless accompanied by (a) payment in respect of any applicable taxes or duties and (b) evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary approval has been granted by, or there has been compliance with the rules and regulations of, the governmental agency in Hong Kong, if any, which is then performing the function of the regulation of currency exchange.

         If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Company or the Share Registrar are closed, shall also be accompanied by (1) an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide, for the prompt transfer to the relevant Custodian of any dividend, or right to subscribe for additional Shares, or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of any such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary and (2) if the Shares are, registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling such Custodian to vote such deposited Shares for any and all purposes until the Shares so deposited are registered in the name of HKSCC for the account of the Depositary or its nominee or of such Custodian or its nominee.

         At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive Shares to be deposited, evidence that shares have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such shares to the account of the relevant Custodian, together with the other orders, instruments and evidence herein specified, for the purpose of forwarding such Shares to the relevant Custodian for deposit hereunder.

         Upon each delivery to a Custodian of Shares or other Deposited Securities to be deposited hereunder, together with the other documents above specified, such Custodian shall advise the Depositary of such deposit, and such Custodian shall, as soon as' transfer and recordation can be accomplished, present such certificate or certificates, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped, to the Share Registrar for transfer and recordation of the Shares or other Deposited Securities being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

         Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary, a Custodian or any of their nominees (on behalf of Holders) at such other place or places as the Depositary shall determine.

         SECTION 2.03. Execution and Delivery of Receipts. Upon receipt by a
                       ----------------------------------
Custodian of a deposit of Shares pursuant to Section 2.02 hereof, and receipt and. confirmation from the Share Registrar of such transfer, satisfactory to the Depositary, that any such Deposited Securities have been recorded as specified above, together with all other required documents, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person or persons are entitled, but only upon payment to the Depositary of the charges of the Depositary for making a deposit and the issuance and delivery of such Receipt or Receipts (as set forth in Section 5.09 and Exhibit B hereto) and in respect of all taxes (except insofar as already accounted for) and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities and the issue of the Receipt or Receipts.

         SECTION 2.04. Transfer of Receipts: Combination and Split-up of
                       -------------------------------------------------
Receipts. The Registrar, subject to the terms and conditions of this Deposit
--------
Agreement, shall register transfers of Receipts on its transfer books, upon any surrender to the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly-authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt, the accurate completion of any endorsements appearing on such Receipt) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of this Deposit Agreement, including payment of the fees set forth in Section 5.09 and Exhibit B hereto, the Depositary shall execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign, a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered.

         The Depositary, subject to the terms and conditions of this Deposit Agreement shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment to the Depositary of the charges set forth in Section 5.09 and in Exhibit B hereto, execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign and deliver, a new Receipt or Receipts for any authorized number of American Depositary Shares requested, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

         The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or Beneficial Owners, and will be entitled to protection and indemnity from the Holders to the same extent as the Depositary. Such co-transfer agents shall, upon the request or with the approval of the Company (which approval shall not be unreasonably withheld) be removed and substitutes appointed by the Depositary as set forth above. Each co-transfer agent appointed under this Section 2.04 (other than the Depositary) shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

         SECTION 2.05. Surrender of Receipts and Withdrawal of Deposited
                       -------------------------------------------------
Securities. Upon surrender, at the Principal Office of the Depositary, of a
----------
Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of U) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Section 5.09 and in Exhibit B hereof) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of this Deposit Agreement, the Company's Memorandum and Articles of Association, and Section 7.08 hereof and other provisions of or governing the Deposited Securities and other applicable laws, the Holder of such Receipt shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipt. Such Deposited Securities may be delivered in certificated form or by electronic delivery. Such Deposited Securities may be delivered by the delivery of (a) certificates in the name of such Holder or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (b) any other securities, property and cash to which such Holder is then entitled in respect of such Receipts to such Holder or as ordered by him. Delivery shall be made without unreasonable delay at the principal office of the relevant Custodian or, in accordance with the terms of the last paragraph of this Section 2.05, at the Principal Office of the Depositary.

         A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the relevant Custodian to deliver at the designated office of such Custodian, subject to Sections 2.06, 3.01, 3.02 and 5.09 and to the other terms and conditions of this Deposit Agreement, to the Memorandum and Articles of Association of the Company, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by such Receipt together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic or book-entry transfer thereof, if available, as the case may be, to or for the account of such person, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

         The Depositary shall only issue American Depositary Shares in whole numbers and shall only deliver Receipts evidencing whole numbers of American Depositary Shares.

         At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct the relevant Custodian to forward any cash or other property (other than rights) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         SECTION 2.06. Limitations on Execution and Delivery, Transfer, etc, of
                       --------------------------------------------------------
Receipts; Suspension of Delivery, Transfer, etc. As a condition precedent to the
-----------------------------------------------
execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon. or withdrawal of any Deposited Securities, the Depositary or any Custodian may require (a) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable charges as provided in
Section 5.09 and in Exhibit B hereof, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Section 3.01 hereof and (c) compliance with (i) any laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (ii) such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement.

         The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfers of Receipts generally may be suspended, during any period when the transfer books of the Company, the Depositary or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of this Deposit Agreement or provisions of or governing Deposited Securities, or any meeting of shareholders of the Company or for any other reason. Notwithstanding any provision of this Deposit Agreement or the Receipts to the contrary, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended or refused, except as permitted in General Instruction IA(l) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act in connection with (i) temporary delays relating to the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares or other Deposited Securities, or any Shares or Deposited Securities the deposit of which would violate any provisions of the Memorandum and Articles of Association of the Company.

         SECTION 2.07. Lost Receipts, etc. In case any Receipt shall be
                       ------------------
mutilated, destroyed, lost, or stolen, the Depositary shall execute and deliver a new Receipt of like tenor at the expense of the Holder (a) in the case of a mutilated Receipt, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost, or stolen Receipt, after the Holder thereof (i) has filed with the Depositary a written request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) satisfactory to the Depository as may be required by the Depositary to save it and any of its agents harmless, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

         SECTION 2.08. Cancellation and Destruction of Surrendered Receipts. All
                       ----------------------------------------------------
Receipts surrendered to the Depositary shall be canceled by the Depositary. The Depositary is authorized to destroy Receipts so canceled.

         SECTION 2.09. Maintenance of Records. The Depositary shall maintain
                       ----------------------
records of all Receipts surrendered and Deposited Securities withdrawn under
Section 2.05, substitute Receipts delivered under Section 2.07, and Receipts cancelled or destroyed under Section 2.08, in keeping with procedures ordinarily followed by stock transfer agents located in The City of New York.


                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

         SECTION 3.01. Filing Proofs, Certificates and Other Information. Any
                       -------------------------------------------------
person presenting Shares for deposit or any Holder may be required from time to time to file such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, compliance with applicable laws and the terms of this Deposit Agreement or other information (or, in the case of Shares in registered form presented for deposit, such information relating to the registration on the books of the Company or the Share Registrar), to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of Shares, other property or rights or the distribution of the proceeds of any such sale or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary, the Registrar and the Company's satisfaction. The Depositary shall provide the Company, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from any Holder or person presenting Shares for deposit.

         SECTION 3.02. Liability of Holder for Taxes and Other Charges. If any
                       -----------------------------------------------
tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, such tax or other governmental charge shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse to effect any registration of transfer of all or part of such Receipt or to issue any new Receipt or Receipts or to permit any deposit or withdrawal of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt until such payment is made, and the Company and the Depositary may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder of such Receipt remaining liable for any deficiency.

         SECTION 3.03. Representations and Warranties on Deposit of $hares. Each
                       ---------------------------------------------------
person depositing Shares under this Deposit Agreement, including in settlement of any Pre-Release Transaction (as defined in Section 5.10 hereof), shall be deemed thereby to represent and warrant that such Shares and the certificates therefor are validly issued, fully paid and non-assessable, that all preemptive rights, if any, with respect to such Shares have been validly waived or exercised and that each such person making such deposit is duly authorized so to do. Each such person shall also be deemed to represent that the Shares presented for deposit are not, and the American Depositary Shares issuable upon such deposit will not be, Restricted Securities. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of Receipts in respect thereof.

         SECTION 3.04. Disclosure of Beneficial Ownership. The Company or the
                       ----------------------------------
Depositary may from time to time request Holders or former Holders to provide information as to the capacity in which they hold or held Receipts or Shares and regarding the identity of any other persons then or previously interested in such Receipts or Shares and the nature of such interest and various other matters. Each Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section 3.04 whether on not such person or entity is still a Holder at the time of such request. The Depositary agrees to use reasonable efforts to comply with written instructions received from the Company (i) requesting that the Depositary forward any such requests to the Holders and forward to the Company any such responses to such requests received by the Depositary, and (ii) with respect to enforcing Hong Kong law, the rules of the Stock Exchange of Hong Kong Limited and the Company's Memorandum and Articles of Association, including sanctions the Company may authorize the Depositary to invoke in the event a Holder fails to comply with such requests. Each Holder agrees to make such disclosure of interests in shares of the Company as may be required to be made by such Holder under any laws, regulations or codes of practice applicable in Hong Kong whether or not the same may be enforceable against such Holder.

         The Depositary shall use its reasonable efforts to carry out written instructions received from the Company in a timely manner with respect to the Company's enforcing the provisions of the Hong Kong Securities (Disclosure of Interests) Ordinance and any other legislation or regulations of Hong Kong from time to time relating to disclosure of interests, including sanctions that the Company may authorize the Depositary to invoke in the event a Holder fails to provide certain requested information concerning interests in Receipts, Shares, ADSs or Deposited Securities. Such sanctions may include limitations on the transfer of such Receipts, Shares, American Depositary Shares or Deposited Securities. Enforcement of the provisions of Hong Kong law described in this Section shall be solely the responsibility of the Company and the Holders.

         A Holder also has a duty under the Hong Kong Securities (Disclosure of Interests) Ordinance to notify the Company and The Stock Exchange of Hong Kong Limited if such Holder becomes aware that his interest in Shares evidenced by Receipts together with any other interests of his Shares is the equivalent of 10t or more (or such percentage as prescribed from time to time under the Hong Kong Securities (Disclosure of Interests) Ordinance) of the issued share capital of the Company. Under the Hong Kong Securities (Disclosure of Interests) Ordinance, such Holder is required to notify the Company further in the event such Holder's interest in the Company's issued share capital changes by it or such Holder ceases to have an interest in 10% or more of the issued share capital of the Company. The change of 1t is calculated by rounding down the percentage of the issued share capital of the Company in which the Holder is aware that he is interested to the nearest whole number. Thus, for example, if an interest increased from 10.9% to 11.1%, there may be a duty to notify the change, but not if it were an increase from 11.1% to 11.9%. It should be noted that for the purpose of the Securities (Disclosure of Interests) Ordinance, the term "interests" is widely defined and a Holder is, in addition to his personal interest, deemed to have an interest in Shares of which his spouse and his child under the age of 18 years are interested and in the Shares registered in the name of a corporation wherein the Holder controls one third of its voting rights or where such a corporation is accustomed to act according to his direction.

         Failure by a Holder to disclose his interest in Shares in accordance with the provisions of the Securities (Disclosure of Interests) Ordinance may attract a maximum fine currently equal to HK$100,000.00 and imprisonment for maximum term of two years.

         SECTION 3.05. Takeovers. Each Holder agrees that in relation to the
                       ---------
acquisition of beneficial ownership or control of Shares (including Shares represented by American Depositary Shares), the Holder shall have regard to and shall comply with the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong as such code may be amended and supplemented from time to time and agrees to comply with such other laws, regulations and codes of practice applicable to the acquisition of beneficial ownership or control of Shares in Hong Kong whether or not such may be enforceable against such Holder.

         SECTION 3.06. Ownership Restrictions. The Company may restrict
                       ----------------------
transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Holder to exceed any such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Shares represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Memorandum and Articles of Association of the Company.


                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

         SECTION 4.01. Power of Attorney. Each Holder and Beneficial Owner, upon
                       -----------------
acceptance of American Depositary Share(s) represented by a Receipt issued in accordance with the terms hereof, hereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, to adopt any and all procedures necessary to comply with applicable law, including, but not limited to, those set forth in this
Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

         SECTION 4.02. Cash Distributions. Whenever the Depositary receives any
                       ------------------
cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the reasonable judgment of the Depositary, pursuant to
Section 4.08 hereof, be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of, and expenses incurred by, the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

         SECTION 4.03. Distribution in Shares. If any distribution in respect
                       ----------------------
of any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall cause such Shares to be deposited with and registered in the name of a Custodian and thereupon the Depositary may, subject to Section
5.07 hereof, either (i) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.09 hereof, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for American Depositary Shares, which represent in aggregate the number of Shares received as such dividend or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.03, 5.07 and 5.09 hereof; in lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.02, or (ii) if additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed in respect of the Deposited Securities represented thereby. In the event that the Depositary determines that any such distribution is subject to any tax or. other governmental charges for which the Depositary is obligated to withhold, or, if after the Company, in fulfillment of its obligations under Section 5.07 hereof, has furnished an opinion of U.S. counsel determining that such Shares need not be registered under the Securities Act or other laws in order to be distributed to Holders, the Depositary may dispose of all or a portion of such Shares in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, or obtain value for Holders from such distribution, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the

Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

         SECTION 4.04. Rights. In the event that the Company shall offer or
                       ------
cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature (including, without limitation, rights represented by warrants or other instruments), the Depositary if requested in writing by the Company or a Holder with the concurrence of the Company, shall take action, subject to the terms of this Deposit Agreement and to the receipt of an opinion of United States counsel to the Company stating whether or not such action requires a registration statement under the Securities Act to be in effect prior thereto, as follows:

             (a) if at the time of the offering of any rights it is feasible to make such rights available to all Holders, or certain Holders but not to others, by means of warrants or otherwise, the Depositary shall distribute warrants or other instruments therefor in such form as it may determine, to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such other method as may be feasible in order to facilitate the exercise, sale or transfer of rights or the securities obtainable upon the exercise of such rights, by such Holders; or

             (b) if at the time of the offering of any rights it is not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary shall sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as may be proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in hereof. The Depositary shall not be responsible for (i) any failure to determine that it was in fact lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or
                     (iii) any liability to the purchaser of such securities.

         If the Depositary does not receive such written request from the Company, the Depositary shall, after consultation with the Company, and after obtaining opinion(s) of United States and/or Hong Kong counsel to the Company, as applicable, reasonably satisfactory to the Depositary, have discretion whether to, and the procedure to be followed in, (i) making such rights available to the Holders, or (ii) disposing of such rights on behalf of such Holders and distributing the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 hereof, or
(iii) allowing such rights to lapse.

         If, in the opinion of U.S. counsel to the Company, registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to lawfully offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not make such rights available to the Holders unless and until the Company has provided a statement, duly certified by an officer of the Company, to the effect that a registration statement under the Securities Act covering such rights and securities has been declared effective and remains in effect. Nothing in this Deposit Agreement shall create any obligation on the part of the Bank to file a Registration Statement with respect to any rights or securities or cause such a registration statement to be declared effective.

         In the event that the Company, the Depositary or any Custodian shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, the

Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

         SECTION 4.05. Distributions Other Than Cash, Shares or Rights. Whenever
                       -----------------------------------------------
any Custodian shall receive any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary may, after consultation with the Company, and shall, if requested in writing by the Company (subject in the latter case to the receipt of an opinion of United States counsel to the Company, satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations), cause the securities or property so received to be distributed, net of expenses of the Depositary, to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.09 hereof, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively. If no written request is made and, if in the opinion of the Depositary or its counsel, it would not be equitable or practicable to make the distribution, or it cannot cause the distribution of such securities to be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Company, the Depositary or any Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the distribution would not be lawful or the Depositary deems all or any portion of such distribution not to be feasible, the Depositary may use any lawful, equitable and practicable method to obtain value for Holders from such distribution or to pay such taxes or governmental charges, and may rely on such advice, which method may include, but not be limited to, the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes, fees and expenses of the Depositary set forth in Section 5.09 or Exhibit B hereto) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

         SECTION 4.06. (INTENTIONALLY OMITTED)


         SECTION 4.07. Redemption. In the event that the Company exercises any
                       ----------
right of redemption in respect of Shares, and the Company has issued a notice to the Depositary as set forth below, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary

Shares which represents the number of Shares deposited hereunder with respect to which such right of redemption is exercised. The redemption price per American Depositary Share to be redeemed will be equal to the per Share amount received by the Depositary upon the redemption of the Shares represented by such American Depositary Share multiplied by the number of Shares (or fraction of a Share) represented by each such American Depositary Share as of the record date for such redemption. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary. Notice from the Company of its exercise of its rights of redemption in respect of the Shares must be given to the Depositary not less than 30 days nor more than 60 days prior to the date fixed for redemption. Promptly after receiving such notice from the Company, the Depositary will deliver such notice to all Holders.

         SECTION 4.08. Conversion of Foreign Currency. Whenever the Depositary
                       ------------------------------
or any Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale or redemption of securities, property or rights, which in the reasonable judgment of the Depositary can at such time be converted on a reasonable basis, by sale or in any other manner that it may determine in accordance with applicable law, into dollars distributable to the Holders entitled thereto and transferable to the United States, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into dollars, and shall transfer such dollars (net of any of its reasonable and customary expenses incurred .in such conversion and, for each Holder, any expenses incurred on behalf of such Holder in complying with currency exchange control or other governmental requirements) to the Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments that entitle the holders thereof to such dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation, in either case, without liability for interest thereon. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders or holders of such warrants and/or instruments on account of any application of exchange restrictions or otherwise.

         If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall have discretion and authority to file such applications for approvals or licenses, if any, as it may deem desirable to effect such conversion or distribution. In no event, however shall the Depositary be obligated to make any such filings.

         If at any time the Depositary shall determine that in its reasonable judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into dollars distributable to the Holders entitled thereto and transferable to the United States, or if any approval or license of any government or authority or agency thereof that is required for such conversion and/or transfer is denied or in the reasonable opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to, or in its discretion may hold such foreign currency (without liability for interest thereon) for the respective accounts of, the Holders entitled to receive the same.

         If any such conversion of foreign currency, in whole or in part, is not practicable for distribution to certain Holders entitled thereto, the Depositary may in its reasonable discretion_ make such conversion and distribution in dollars to the extent practicable to the Holders entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest thereon) for the account of, the Holders for whom such conversion and distribution is not practicable.

         SECTION 4.09. Fixing of Record Date. Whenever the Depositary shall
                       ---------------------
receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Company, fix a record date for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. Subject to the provisions of Section 4.02 through 4.08 and to the other terms and conditions of this Deposit Agreement, the Holders of Receipts at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

         SECTION 4.10. Voting of Deposited Securities. As soon as practicable
                       ------------------------------
after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix a record date in respect of such meeting for the giving of instructions for voting or such consent or proxy. The Depositary shall mail, if requested in writing in a timely manner by the Company, to Holders of Receipts: (a) such notice of meeting, (b) a statement that the Holders at the close of business on the specified record date will be entitled, subject to any applicable law, the Memorandum and Articles of Association of the Company and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given. Upon the written request of a Holder of American Depositary Shares evidenced by a Receipt on such record date received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions of the Deposited Securities, to vote or cause a Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

         Neither the Depositary nor any Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor any Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

         The Company's Articles of Association as of the date hereof provide that resolutions put to the vote of shareholders at a meeting are decided by a show of hands of those shareholders physically present at the meeting (unless a poll is validly demanded). On a show of hands, each shareholder present may exercise one vote regardless of the number of votes held by such shareholder. The Company's Articles of Association permit certain persons to demand a vote by poll either before or on the declaration of the result of the show of hands. As of the date hereof, these persons are (i) the chairman of the meeting, (ii) any three shareholders present at the meeting in person or by proxy, (iii) any shareholder (or shareholders) present at the meeting in person or by proxy and representing at least one-tenth of the total voting rights of the shareholders entitled to vote at the meeting and (iv) any shareholder (or shareholders) present at the meeting in person or by proxy and holding shares representing at least one-tenth of the total paid-up share capital of the Company. If a vote by poll is held, each shareholder who is either physically present at the meeting or is not physically present but is voting by proxy has one vote per share; any shareholder so entitled to more than one vote need not cast all of its votes in the same manner. For purposes of the Company's Articles of Association, a shareholder that is a body corporate may appoint an authorized representative to attend the meeting through which the shareholder is effectively treated as being physically present. The foregoing is only a summary of certain provisions of the Company's Articles of Association and is qualified in its entirely by the full text of such Articles of Association, which are available for inspection at the office of the Depositary.

         The Depositary may (but shall not be required to) send a representative to meetings of the Company's shareholders. If a representative of the Depositary is present at a meeting f the Company's shareholders, and a vote by poll is demanded, the Depositary intends to support such demand. However, in the event no such motion is made, and such vote is therefore conducted by a show of hands, the Depositary shall cause the Deposited Securities represented by the American Depositary Shares to be voted in accordance with the majority vote of the written instructions of the Holders or Beneficial owners timely received by the Depositary from such Holders or Beneficial Owners. In the event of a vote conducted by poll, the Depositary shall cause to be voted the Deposited Securities represented by the American Depositary Shares in accordance with instructions set forth in the written requests of the Holders or the Beneficial Owners.

         Among companies organized in Hong Kong with Articles of Association similar to those of the Company, votes by poll have been relatively rare. Consequently, a Holder may be unable as a practical matter to have its voting preferences expressed at a meeting of the Company's shareholders unless it withdraws from the deposit facility the Shares represented by the American Depositary Shares of such Holder (and pays the requisite fees for such withdrawal), causes the Shares to be registered in, the Holder's name and attends (or sends a representative to) the meeting. Holders may receive insufficient notice of a meeting to permit such withdrawal and registration of the Shares prior to the record date for the meeting.

         SECTION 4.11. Changes Affecting Deposited Securities. Upon any change
                       --------------------------------------
in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities (other than pursuant to Sections 4.03, 4.04 and 4.05) shall be treated as new Deposited Securities under this Deposit Agreement, and the Receipts shall, subject to the provisions of this Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional reduced or otherwise modified securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request (subject in the latter case to the terms of the Deposit Agreement and to the receipt of an opinion of United States counsel to Company satisfactory to the Depositary that such-distributions are not in violation of any applicable laws or regulations), execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in Exhibit A hereto, specifically describing such new Deposited Securities or corporate change. The Company agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new form of Receipt. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may with the Company's approval, and shall, if the Company requests (subject in the latter case to the receipt of an opinion of United States counsel to the Company satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations), sell such securities at public or private sale, in a riskless principal capacity, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder or Holders in Particular, or (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

         SECTION 4.12. Available Information. The Company has established the
                       ---------------------
exemption from registration under the Exchange Act provided by Rule 12g3-2(b) and furnishes information to the Commission thereunder. Such information may be inspected and copied at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street N.W. (Room 1024), Washington, D.C. 20549.

         SECTION 4.13. Reports. The Depositary shall make available for
                       -------
inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, a Custodian, or the nominee of any of them as the holder of the Deposited securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders copies of such reports when furnished by the Company to any Custodian pursuant to Section-5.06.

         The Depositary shall furnish to the Commission semiannually, so long as required by the Commission, beginning on or before six months after the effective date of any registration statement filed with the Commission under the Securities Act relating to the American Depositary Shares, (a) the following information in tabular form:

         (1) The number of American Depositary Shares evidenced by Receipts issued during the period covered by the report;

         (2) The number of American Depositary Shares evidenced by Receipts retired during the period covered by the report;

         (3) The total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period;

         (4) The total number of Holders of Receipts at the end of the six-month period;

and (b) the name of each dealer known to the Depositary depositing Shares against issuance of Receipts during the period covered by the report. In connection with such reports relating to the Receipts, the Company and the Depositary shall each furnish to the other the name of each such dealer known to it who (1) has deposited Shares against the issuance of Receipts relating to each reporting period, (2) proposes to deposit Shares against the issuance of Receipts (as to each such person indicating the number of such Shares proposed to be deposited to the extent known), or (3) assisted or participated in the creation of any plan for the issuance of Receipts or the selection of Shares to be deposited. As used herein, the term "dealer" shall have the meaning assigned to it in Section 3(a)(5) of the Exchange Act.

         SECTION 4.14. List of Holders. Promptly upon written request by the
                       ---------------
Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares of all Holders.

         SECTION 4.15. Taxation. The Depositary or the relevant Custodian will
                       --------
forward to the Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Depositary, any Custodian or the Company or its agents may, but shall not be obligated to, file such reports as may be necessary to reduce or eliminate applicable taxes on distributions in respect of Deposited Securities on dividends and other benefits under applicable tax treaties for the Holders. Holders of American Depositary Shares evidenced by Receipts representing Deposited Securities may be required from time to time to file such proof of taxpayer status or residence, to execute such certificates and to make such representations and warranties, or to provide any other information or documents as the Depositary may deem necessary or proper to fulfill the Depositary's obligations under applicable law. Holders shall provide the Depositary, in a timely manner, with copies, or originals if necessary and appropriate, of any such proofs of residence, taxpayer status, beneficial ownership and any other information or documents which the Depositary may reasonably request. The Depositary and the Company shall have no obligation or liability to any person if any Holder or Beneficial Owner fails to provide such information as is required by applicable law or if the Company or the Depositary, as the case may be, fails to provide the Depositary or the Company, as the case may be, with any form or notice or if any information does not reach relevant tax authorities in time for any Holder or Beneficial Owner to obtain the benefit of any tax treaty. In making such deductions, the Company shall have no obligation to any Holder to apply a rate under any treaty or other arrangement between Hong Kong and the country within which such Holder is resident unless such Holder has timely provided evidence of the residency of such Holder that is satisfactory to the relevant tax authorities of Hong Kong. The Holder shall indemnify the Depositary, the Company, each Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to this Section 4.15.

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY
                 ----------------------------------------------

         SECTION 5.01. Maintenance of office and Transfer Books by the
                       -----------------------------------------------
Registrar. Until termination of this Deposit Agreement in accordance with its
---------
terms, the Registrar shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

         The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts.

         The Depositary shall provide the Company with access to the Depositary's "Issuer Access(C)" electronic database system, or any successor thereto generally made available by the Depositary to issuers in American depositary receipt programs, for the purpose of obtaining information concerning the Receipts and the Holders of the type normally available to issuers on such system.

        The Registrar may, to the extent permitted under Section 2.06 hereof, close the transfer books with respect to the Receipts, at any time or from time to time, in connection with the performance of its duties hereunder when deemed necessary or advisable by it or the Company in good faith, subject, in all cases, to Section 7.08 hereof. The Company shall have the right to inspect the transfer and registration records of the Depositary relating to the Receipts, to take copies thereof and to require the Depositary and any co-registrars to supply copies of such portions of such records as the Company may request.

         If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the

United States, the Depositary shall act as Registrar or, with the written approval of the company, appoint a Registrar or one or more co-registrars for registration of Receipts and transfers, combinations and split-ups, and to countersign such Receipts in accordance with any requirements of such exchange or systems. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the written request or with the written approval of the Company.

         SECTION 5.02. Prevention or Delay in Performance. Neither the
                       ----------------------------------
Depositary nor the Company nor any of their respective Related Parties, if any, shall incur any liability to any Holder or any other person, if, by reason of U) any provision of any present or future law or regulation of the United States, Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or (ii) any provision, present or future, of the Memorandum and Articles of Association of the Company or any instrument evidencing or governing any Deposited Securities, or (iii) any act of God or war or other circumstances beyond the control of any of them, the Depositary, the Company or any of their respective Related Parties shall be prevented or forbidden from or-subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement is provided shall be done or performed by it; nor shall the Depositary, the Company, or any of their respective Related Parties incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Deposit Agreement is provided shall or may be done or performed by it, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Memorandum and Articles of Association of the Company or any instrument evidencing or governing the Deposited Securities.

         SECTION 5.03. Obligations of the Depositary, the Custodians and the
                       -----------------------------------------------------
Company. Each of the Company and its Related Parties assumes no obligation and
-------
shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that each of the Company and its Related Parties agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith and using its reasonable judgment.

         Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that each of the

Depositary and its agents agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith and using its reasonable judgment.

         Except in accordance with Section 5.10, the Depositary undertakes not to issue any Receipt other than to evidence American Depositary Shares representing Deposited Securities then on deposit with any Custodian. The Depositary also undertakes not to lend Deposited Securities held by it as Depositary.

         Without limitation of the foregoing, neither the Depositary nor the Company, nor any of their respective Related Parties shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of such Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary and its Related Parties, any Custodian, and the Company and its Related Parties may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

         The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement.

         No disclaimer of liability under the Securities Act is intended by any provision of this Deposit Agreement.

         SECTION 5.04. Resignation and Removal of the Depositary; Appointment of
                       ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary
--------------------
hereunder by written notice of its election to do so delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

         The Depositary may at any time be removed by the Company by written notice of such removal, which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

         In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall, (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         SECTION 5.05. Custodians. The Depositary, after consultation with the
                       ----------
Company, may from time to time appoint one or more agents to act for it as custodian hereunder. The Depositary has initially appointed Citibank, N.A., Hong Kong branch as Custodian and agent of the Depositary for the purpose of this Deposit Agreement. Each Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary for the Shares and the American Depositary Shares and Receipts with respect to which such Custodian acts as custodian and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder with respect to any Deposited-Securities by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If, upon the effectiveness of such resignation, there should be no custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian with respect to the Deposited Securities with respect to which such Custodian has so resigned and such substitute custodian shall thereafter be a Custodian hereunder. Whenever the Depositary determines, in its discretion, that it is in the best interest of the Holders to do so, it may appoint an additional custodian with respect to any Deposited Securities, or discharge any Custodian with respect to any Deposited Securities and appoint a substitute custodian, which shall thereafter be a Custodian hereunder with respect to the Deposited Securities. Forthwith upon its appointment, each such substitute or additional custodian shall deliver to the Depositary an acceptance of such appointment and agreement to be bound by the terms hereof, satisfactory in form and substance to the Depositary. Upon demand of the Depositary, any Custodian shall deliver such of the Deposited Securities held by it together with all records maintained by it as Custodian with respect to such Deposited Securities as are requested of it to any other Custodian or such substitute or additional custodian or custodians. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Receipts with respect to which such appointment has been made, each other Custodian and the Company.

         Upon the appointment of any successor depositary with respect to any Deposited Securities and the corresponding Shares, American Depositary Shares and Receipts hereunder, any Custodian then acting hereunder with respect to such Deposited Securities shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

         SECTION 5.06. Notices and Retorts. On or before the first date on which
                       -------------------
the Company gives notice to holders of Shares, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company shall transmit to the Depositary and all Custodians a copy of the notice thereof in the English language but otherwise in the form given or to be given to holders of Shares or other Deposited Securities. The Company shall also furnish to the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Memorandum and Articles of Association of the Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat and the Depositary shall distribute a copy of such information to each Custodian.

         The Depositary will arrange for the prompt transmittal by the relevant Custodian to the Depositary of such notices, and any other reports and communications which are both (a) received by the Depositary, any Custodian or the nominees of either as the holder of the Deposited securities and (b) made generally available by the Company to holders of its Shares or other Deposited Securities, and arrange for the mailing of copies thereof to all Holders or, at the request of the Company, make such notices, reports and other communications available to all Holders on a basis similar to that for holders of Shares or other Deposited Securities or on such other basis as the Company may advise the Depositary may be required by any applicable law, regulation or stock exchange requirement. The Company has delivered to the Depositary a copy of the Company's Memorandum and Articles of Association and of each other instrument or document evidencing or governing the Shares and any other Deposited Securities issued by the Company or any Affiliate of the Company in connection with such Shares (and the Depositary has distributed a copy thereof to each Custodian), and promptly upon any amendment thereto or change therein, the Company shall deliver to the Depositary a copy of such amendment or change, and the Depositary shall distribute a copy thereof to each Custodian. The Depositary may rely upon each such copy for all purposes of this Deposit Agreement.

         The Depositary will make such copy, summary and any other notices, reports and other communications issued by the Company in connection therewith available for inspection by the Holders of the Receipts evidencing the American Depositary Shares representing the Shares governed by such provisions at the Depositary's Principal office, at the offices of all Custodians and at any other designated transfer office.

         SECTION 5.07. Issuance of Additional Shares, etc. The Company agrees
                       ----------------------------------
with the Depositary that neither the Company nor any Affiliate will at any time
(i) deposit any Shares or other Deposited Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, unless such transaction is registered under the Securities Act, or is exempt from registration thereunder as confirmed by a written opinion from counsel for the Company in the United States, which counsel shall be reasonably satisfactory to the Depositary, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities except under circumstances complying in all respects with the Securities Act.

         Notwithstanding the foregoing, nothing in this Deposit Agreement shall create any obligation on the part of the Company (i) to file a registration statement with respect to the deposit of any Shares or other Deposited Securities, or the issuance of (x) additional Shares or other Deposited Securities, (y) rights to subscribe for such Shares or other Deposited Securities, securities convertible into or exchangeable for Shares or other Deposited Securities, securities convertible into or exchangeable for Shares or other Deposited Securities or (z) rights to subscribe for such securities, or to endeavor to have such a registration statement declared effective or (ii) to alter in any manner the terms and conditions of any offering or issuance of such Shares, rights or convertible or exchangeable securities; except to the extent such alteration is necessary to ensure that such offering or issuance is in compliance with applicable law.

         SECTION 5.08. Indemnification. The Company agrees to indemnify the
                       ---------------
Depositary (and where the Custodian or any agent of the Depositary is a subsidiary or branch of the Depositary, such Custodian or agent) against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of the Company of information regarding the Company, in accordance with this Deposit Agreement, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case by the Depositary, any Custodian or any of their respective Related Parties, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them.

         The indemnities of the Company contained in the preceding paragraph shall not extend to any loss, liability, tax, charge or expense which may arise out of any Pre-Release Transaction (as defined in Section 5.10 hereof), except in the case of a PreRelease Transaction requested in writing by the Company or due to the bad faith or wilful misconduct of the Company.

         The Depositary agrees to indemnify the Company and its Related Parties against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted including, but not limited to, any delivery by the Company on behalf of the Depositary of information regarding the Depositary in accordance with this Deposit Agreement, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, as the same may be amended from time to time, in any such case by the Company or any of its Related Parties, except to the extent such loss, liability, tax, charge or expense is due to the negligence or bad faith of the Depositary, or where the Custodian or any agent of the Depositary is a subsidiary or branch of the Depository, of such Custodian or agent.

         The obligations set forth in this Section shall survive the termination of this Deposit Agreement and the succession or substitution of any party hereto.

         Any person seeking indemnification hereunder tan "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Section 5.08) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

         SECTION 5.09. Charges of the Depositary. The Company agrees to pay the
                       -------------------------
expenses, fees or charges of the Depositary and the Registrar, co-transfer agent and co-registrar, and any other agent of the Depositary appointed under this Deposit Agreement, as indicated in this Section 5.09 and Exhibit B hereto to be paid by the Company, or in accordance with the written agreements between the Company and the Depositary from time to time, in each case other than the following items which are payable by Holders: (1) the charges of the Depositary for the execution and delivery of Receipts pursuant to Section 2.03, and the surrender of Receipts pursuant to Section 2.05, and for the making of distributions pursuant to Sections 4.02 through 4.07 hereof, (2) taxes and other governmental charges, (3) such registration fees, if any, as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company (or the Share Registrar) and accordingly applicable to transfers of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal of Shares, on the making of deposits or withdrawal pursuant to Section 2.02 or 2.05, (4) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders,
(5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.08 (including, without limitation, expenses incurred on behalf of Holders in connection with compliance with foreign exchange control restrictions), and (6) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of

Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities. Any other charges and expenses of the Depositary hereunder will be paid by the Company after consultation and agreement in writing between the Depositary and the Company as to the amount and nature of such charges and expenses. Responsibility for payment of such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months. The charges and expenses of any Custodian are for the sole account of the Depositary.

         The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of this Deposit Agreement and, as to any Depositary, the resignation or removal of such Depositary as described in Section 5.04 for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

         SECTION 5.10. Certain Rights of the Depositary: Limitations. Subject
                       ---------------------------------------------
to the further terms and provisions of this Section 5.10, the Depositary or any Custodian, when acting other than in their respective capacities as Depositary or Custodian hereunder, and their respective agents (other than agents acting ..for them in their capacities as Depositary or Custodian), for their own accounts or the accounts of others, may own and deal in any class of securities of the Company and its Affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In their respective capacities as Depositary and Custodian, neither the Depositary nor any Custodian shall lend Shares or Receipts; provided, however,
                                                            --------  -------
that the Depositary may (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to Section 2.05, including Receipts which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such

Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until-such Shares or Receipts are delivered to the Depositary or a Custodian, (y) unconditionally guarantees to deliver to the Depositary or such Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate,
b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary believes in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the aggregate number of Receipts and Shares involved in such Pre-Release Transactions at any one time to not more than thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above). If the Depositary reasonably believes that there is a need to exceed the said limit, (including, without limitation, because of settlement procedures), the Depositary may exceed such limit, provided that if such limit shall be exceeded for a period of greater than 7 business days, the Depositary will promptly notify the Company that such limit has been exceeded and, upon written notice from the Company requesting the Depositary to remedy such circumstance, take such measures as the Depositary and the Company agree are necessary. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.

         The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders.

         SECTION 5.11. List of Restricted Securities Owners. Upon each issuance
                       ------------------------------------
by the Company of any securities that are Restricted Securities, the Company shall provide the Depositary a list setting forth, to the actual knowledge, of the Company, those persons or entities who beneficially acquired Restricted Securities. The Company agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on any such list and shall not be liable for any action or omission made in reliance thereon. The Depositary shall keep any such list and the information contained therein confidential, and shall not disclose such information to any third party or use such information for any purpose other than pursuant hereto.

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

         SECTION 6.01. Amendment. The form of the Receipts in respect of the
                       ---------
American Depositary Shares and any provisions of this Deposit Agreement may at any time and from time to time be amended by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders. Any amendment which shall impose or increase any fees or charges (other than charges for custody, transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for
(a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Amendments to the Deposit Agreement in such circumstances may become effective before a notice of such amendment is given to Holders and before the expiration of any time period set forth above if, and only to the extent, required to ensure compliance with such new laws, rules or regulations.

         SECTION 6.02. Termination. The Depositary shall, at any time at the
                       -----------
written direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04, the Depositary may terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed by the Depositary with the consent of the Company (which consent shall not be unreasonably withheld) for such termination. On and after the date of termination of this Deposit Agreement, each Holder will, upon surrender of his Receipts at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Section 2.05 and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. 'If any Receipts shall remain outstanding after the date of termination of this Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.05, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of this Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments) and except for its obligations to the Company under Sections 5.08 and 5.09 hereof. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Sections
5.08 and 5.09 hereof.

                                  ARTICLE VII

                                 MISCELLANEOUS
                                 -------------

         SECTION 7.01. Counterparts. This Deposit Agreement may be executed in
                       ------------
any number of counterparts, each of which shall be deemed an original and all of such Counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and each Custodian and shall be open to inspection by any Holder during business hours.

         SECTION 7.02. No Third-Party Beneficiaries. This Deposit Agreement is
                       ----------------------------
for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

         SECTION 7.03. Severability. In case any one or more of the provisions
                       ------------
contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

         SECTION 7.04. Holders and Beneficial Owners as Parties; Binding Effect.
                       --------------------------------------------------------
The Holders and Beneficial Owners from time to time shall be parties to the Deposit Agreement and shall be bound by all of the terms and conditions thereof and of any Receipt by acceptance thereof or any beneficial interest therein.

         SECTION 7.05. Notices. Any and all notices to be given to the company
                       -------
shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to, Hongkong Electric Holdings Limited, 11/F, The Electric Centre, 28 City Garden Road, Hong Kong, Attention: Company Secretary, or to any other address which the Company may specify in writing to the Depositary.

         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.
Attention: ADR Department, or to any other address which the Depositary may specify in writing to the Company.

         Any and all notices to be given to the Custodian appointed as of the date hereof shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to 42/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong or to any other address which such Custodian may specify in writing to the Company.

         Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request. Notices sent to Holders shall be deemed to be notice to Beneficial Owners for all purpose of this Deposit Agreement.

         Delivery of a notice sent by mail, air courier or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

         SECTION 7.06. Governing Law and Jurisdiction. This Deposit Agreement
                       ------------------------------
and the Receipts shall be interpreted in accordance with and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State, of New York without reference to the principles of choice of law thereof. Except as set forth in the following paragraph of this Section 7.06, the Company and the Depositary agree that the federal or state courts in the State of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. The Company irrevocably designates, appoints, and empowers Puglisi & Associates, with offices currently at 1500 Casho Mill Road, Suite 3, P.O. Box 885, Newark,

Delaware 19715 (the "Agent"), as its authorized agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any such federal or state court as described in the preceding paragraph or in the next paragraph of this Section 7.06. If for any reason such Agent hereunder shall cease to be available to act as such, the Company agrees to designate a new agent in the United States on the terms and for the purposes of this Section 7.06 reasonably satisfactory to the Depositary. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such suit, action or proceeding against the Company, by service by mail of a copy thereof upon the relevant Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 7.05. The Company agrees that the failure of any such agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

         The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any court as provided in the preceding paragraph and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has, been brought in an inconvenient forum.

         The provisions of this Section shall survive any termination of this Deposit Agreement, in whole or in part.

         SECTION 7.07. Assignment. Subject to the provisions of Section 5.04 and
                       ----------
Article VI herein, this Deposit Agreement may not be assigned by either the Company or the Depositary.

         SECTION 7.08. Compliance with U.S. Securities Laws. Notwithstanding
                       ------------------------------------
anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Instruction IA(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

         No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

                  IN WITNESS WHEREOF, HONGKONG ELECTRIC HOLDINGS LIMITED and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof.



                                            HONGKONG ELECTRIC HOLDINGS LIMITED



                                            By:   /s/ Ewan Yee Lup-yuen
                                               ------------------------------
                                            Name:  Ewan Yee Lup-yuen
                                            Title: Principal Executive Officer
                                                   and Managing Director


                                            CITIBANK, N.A.


                                            By:
                                               -------------------------------
                                            Name:
                                            Title:

                  IN WITNESS WHEREOF, HONGKONG ELECTRIC HOLDINGS LIMITED and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof.



                                            HONGKONG ELECTRIC HOLDINGS LIMITED



                                            By:
                                               --------------------------------
                                            Name:
                                            Title:


                                            CITIBANK, N.A.


                                            By:   /s/ Donna Ng
                                               --------------------------------
                                            Name:  Donna Ng
                                            Title: Vice President

                                                  CUSIP Number
                                                               -----------------
                                                             American Depositary
                                                              Shares (1 American
                                                                Depositary Share
                                                            representing one (1)
                                                       Fully Paid ordinary Share
                                                                         HK$1.00



                                   EXHIBIT A

Number                     [FORM OF FACE OF RECEIPT]

                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                           DEPOSITED ordinary SHARES

                                       of

                       HONGKONG ELECTRIC HOLDINGS LIMITED
                        (Incorporated under the laws of
                                   Hong Kong)

                 THE PROCEDURES FOR VOTING THE SHARES OF THE COMPANY DIFFER SIGNIFICANTLY FROM THOSE UTILIZED BY PUBLIC COMPANIES IN THE UNITED STATES. AS A CONSEQUENCE OF SUCH PROCEDURES, A HOLDER MAY BE UNABLE AS A PRACTICAL MATTER TO HAVE ITS VOTING PREFERENCES EXPRESSED AT A MEETING OF THE COMPANY'S SHAREHOLDERS UNLESS IT WITHDRAWS FROM THE DEPOSIT FACILITY THE SHARES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES OF SUCH HOLDER (AND PAYS THE REQUISITE FEES FOR SUCH WITHDRAWAL) CAUSES THE SHARES TO BE REGISTERED

                 IN THE HOLDER'S NAME AND ATTENDS (OR SENDS A
                 REPRESENTATIVE TO) THE MEETING. HOLDERS MAY RECEIVE INSUFFICIENT NOTICE OF A MEETING TO PERMIT SUCH WITHDRAWAL AND REGISTRATION OF THE SHARES PRIOR TO THE RECORD DATE FOR THE MEETING.

                   CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein
called the "Depositary"), hereby certifies that                is the owner
                                                --------------
of             American Depositary Shares, representing               deposited
  ------------                                          -------------
ordinary share each of Par Value of HK$1.00, including evidence of rights to receive such ordinary shares (the "Shares") of Hongkong Electric Holdings Limited, a corporation incorporated under the laws of Hong Kong (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), each American Depositary Share represents one (1) Share deposited under the Deposit Agreement with a Custodian, which at the date of execution of the Deposit Agreement is Citibank, N.A., Hong Kong branch. The ratio of Depositary Shares to shares of stock is subject to subsequent amendment as provided in Article IV of the Deposit Agreement. The Depositary's principal executive office is located at 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.
          (1) The Deposit Agreement. This American Depositary receipt is one of
              ---------------------
an issue of American Depositary Receipts ("Receipts"), executed and delivered pursuant to the Deposit Agreement, dated as of July 29, 1996 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary, and all registered Holders and Beneficial Owners of Receipts from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and. become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and each Custodian.
          The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Memorandum and Articles of Association of the Company and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.
          (2) Surrender of Receipts and withdrawal of Deposited Securities. Upon
              ------------------------------------------------------------
surrender, at the Principal Office of the Depositary, of this Receipt and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Article (10) hereof and Section 5.09 and Exhibit B of the Deposit Agreement) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of the Deposit Agreement the Company's (Memorandum and Articles of Association), Article (23) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder hereof is entitled to the delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Such Deposited Securities shall be delivered in certificated form or by electronic delivery. Such Deposited Securities may be delivered by the delivery of (a) certificates in the name of the Holder hereof or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (b) any other securities, property and cash to which such Holder is then entitled in respect of this Receipt. Delivery shall be made, at the option of the Holder hereof, either at the principal office of the relevant Custodian or at the Principal Office of the Depositary for further delivery to such Holder, provided that the forwarding of certificates for Shares or other Deposited
-------- ----
Securities for such delivery at the Principal Office of the Depositary shall be at the request, risk and expense of the Holder hereof, and for the account of such Holder.

          A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the relevant Custodian to deliver at the designated office of such Custodian, subject to Sections 2.06, 3.01, 3.02 and 5.09 and to the other terms and conditions of the Deposit Agreement, to the Company's Memorandum and Articles of Association, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by such Receipt together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic or book-entry transfer thereof, if available, as the case may be, to or for the account of such person, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary for further delivery to such Holder.
          The Depositary shall only issue American Depositary Shares in whole numbers and shall only deliver Receipts evidencing whole numbers of American Depositary Shares.
          (3) Transfers, Split-Ups and Combinations of Receipts. Subject to the
              -------------------------------------------------
limitations set forth herein and in the Deposit Agreement, the transfer of this Receipt is registrable on the books of the Depositary at its Principal Office by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any of the Depositary's designated transfer offices, properly endorsed for transfer or accompanied by a proper instrument or instruments of transfer (including any certifications that the Depositary or the Company may require in order to comply with applicable laws, signature guarantees in accordance with standard industry practice and the accurate completion of any endorsements appearing on this Receipt) and (i) duly stamped as may be required by the laws of the State of New York and the United States of America, and (ii) accompanied by funds sufficient to pay any applicable transfer taxes, duties and the fees and expenses of the Depositary including the fees set forth in Article
(10) hereof, and upon compliance with such regulations, if any, as the Depositary may establish for such purpose, subject to Article (23) of this Receipt. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt for any authorized number of American

Depositary Shares requested, evidencing the same aggregate number of American, Depositary Shares as the Receipt or Receipts surrendered.
          (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
              ---------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, any Custodian or any Registrar may require payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax, duties or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, duty, charge, fee and expense with respect to Shares being deposited or Deposited Securities being withdrawn) and payment of any applicable fees as provided in this Receipt or in Exhibit B to the Deposit Agreement, may require the production of proof satisfactory to it as to the identity and genuineness of any signature or other matters, subject to Article (23) of this Receipt, and may also require compliance with any laws or governmental regulations relating to American depositary receipts or to the withdrawal of Deposited Securities.
          After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of, particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding

Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares, which may but need not be the Share Registrar) are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company in good faith at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or under the Company's Memorandum and Articles of Association or for any other reason, subject in all cases to Article (23) hereof.
Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended except as required in General Instructions IA(1) to Form F-6 (as may be amended) under the Securities Act of 1933 in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes, duties and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other

Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such shares.
          (5) Disclosure of Beneficial Ownership: Filing Proofs, Certificates.
              ---------------------------------------------------------------
Notwithstanding any other provision of this Deposit Agreement, the Company or the Depositary may from time to time request Holders or former Holders to provide information as to the capacity in which they hold or held Receipts or Shares and regarding the identity of any other persons then or previously interested in such Receipts or Shares and the nature of such interest and various other matters. Each Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section whether or not such person or entity is still a Holder at the time of such request. The Depositary agrees to use reasonable efforts to comply with written instructions received from the Company in a timely manner (i) requesting that the Depositary forward any such requests to the Holders and forward to the Company any such responses to such requests received by the Depositary, and
(ii) with respect to enforcing such laws, rules and the Memorandum and Articles of Association of the Company, including sanctions the Company may authorize the Depositary to invoke in the event a Holder fails to comply with such requests. Each Holder agrees to make such disclosure of interests in shares of the Company as may be required to be made by such Holder under any laws, regulations or codes of practice applicable in Hong Kong whether or not the same may be enforceable against such Holder.
          The Depositary shall use its reasonable efforts to carry out written instructions from the Company with respect to the Company's enforcing the provisions of the Hong Kong Securities (Disclosure of Interests) Ordinance and any other legislation or regulations of Hong Kong from time to time relating to disclosure of interests, including sanctions that the Company may authorize the Depositary to invoke in the event a Holder fails to provide certain requested information concerning interests in Receipts, Shares, American Depositary Shares or Deposited Securities. Such sanctions may include limitations on the transfer of such Receipts, Shares or Deposited Securities. Enforcement of the provisions of Hong Kong law described in this Section shall be solely the responsibility of the Company and the Holders.
          A Holder has a duty under the Hong Kong Securities (Disclosure of Interests) Ordinance to notify the Company and The Stock Exchange of Hong Kong Limited if such Holder becomes aware that his interest in Shares evidenced by Receipts together with any other interests of his Shares is the equivalent of 10% or more (or such percentage as prescribed from time to time under the Hong Kong Securities (Disclosure of Interests) Ordinance) of the issued share capital of the Company. Under the Hong Kong Securities (Disclosure of Interests) Ordinance, such Holder is required to notify the Company further in the event such Holder's interest in the Company's issued share capital changes by it or such Holder ceases to have an interest in 10% or more of the issued share capital of the Company. The change of 1t is calculated by rounding down the percentage of the issued share capital of the Company in which the Holder is aware that he is interested to the nearest whole number. Thus, for example, if an interest increased from 10.9% to 11.1%, there may be a duty to notify the change, but not if it were an increase from 11.1% to 11.9%. It should be noted that for the purpose of the Securities (Disclosure of Interests) Ordinance, the term "interests" is widely defined and a Holder is, in addition to his personal interest, deemed to have an interest in Shares of which his spouse and his child under the age of 18 years are interested and in the Shares registered in the name of a corporation wherein the Holder controls one third of its voting rights or where such a corporation is accustomed to act according to his direction.
          Failure by a Holder to disclose his interest in Shares in accordance with the provisions of the Securities (Disclosure of Interests) Ordinance may attract a maximum fine currently equal to HK$100,000.00 and imprisonment for maximum term of two years. Each Holder agrees that in relation to the acquisition of beneficial ownership or control of Shares (including Shares represented by American Depositary Shares), the Holder shall have regard to and shall comply with the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong as such code may be amended and supplemented from time to time and agrees to comply with such other laws, regulations and codes of practice applicable to the acquisition of beneficial ownership or control of Shares in Hong Kong whether or not such may be enforceable against such Holder.
          Any person presenting Shares for deposit or any Holder may be required from time to time to file such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, compliance with applicable laws and the terms of this Deposit Agreement or other information (or, in the case of Shares in registered form resented for deposit, such information relating to the registration on the books of the Company or of the Share Registrar), to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of Shares, other property or rights or the distribution of the proceeds of any such sale or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary, the Registrar and the Company's satisfaction. The Depositary shall provide the Company, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from any Holder or person presenting Shares for deposit.
          (6) Ownership Restrictions. The Company may restrict transfers of the
              ----------------------
Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares beneficially owned by a single Holder to exceed the limits under any applicable law. The company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Shares represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law.
          (7) Representations and Warranties of Depositors. Every person
              --------------------------------------------
depositing Shares under the Deposit Agreement, including in settlement of any Pre-Release Transaction (as defined in Article (24) hereof and Section 5.10 of the Deposit Agreement), shall be deemed thereby to represent and warrant that, to the best of such person's knowledge, such Shares and each certificate therefore are validly issued, outstanding, fully paid, non-assessable, not subject to calls for additional payments of any kind and that any preemptive rights have been validly waived or exercised and that the person making such deposit is duly authorized to do so. Each such person shall be deemed to acknowledge complete responsibility for the report of any false information relating to foreign exchange transactions to the Depositary, a Custodian or any governmental authority in Hong Kong in connection with the issuance of Receipts and the deposit, transfer, surrender or withdrawal of shares or Receipts. Every such person shall be deemed to represent that, the deposit of Shares or sale of Receipts by that person is not restricted, and such Shares do not constitute Restricted Securities, under the Securities Act of 1933. Such representations and warranties shall survive any, such deposit, transfer, surrender and withdrawal of Shares and Receipts.
          (8) Liability of Holder for Taxes, Duties and Other Charges.  If any
              -------------------------------------------------------
tax, duty or other governmental charge shall become payable by the Depositary or any Custodian with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced hereby, such tax, duty or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of Deposited Securities represented by the American Depositary Shares evidenced hereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, duty or other governmental charge, the Holder hereof remaining liable for any deficiency. The Holder shall indemnify the Depositary, the Company, each Custodian and any of their respective directors, employees, agents, and Affiliates against, and hold each of then harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of tax, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to Section 4.15 of the Deposit Agreement.

          (9) (INTENTIONALLY OMITTED)

          (10) Charges of Depositary. The Depositary shall charge (1) any party
               ---------------------
to whom Receipts are issued (including, without limitation, deposit or issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to Section 4.03 or 4.11 of the Deposit Agreement), (2) any party who transfers, makes a withdrawal or surrenders Receipts and (3) any Holder to whom a cash or other distribution is made pursuant to Article (14) hereof or Sections 4.02 through 4.07 and Section 4.16 of the Deposit Agreement. The Company shall pay the expenses, fees or charges of the Depositary, the Registrar, the co-transfer agent and the co-register, if any, as are provided in Exhibit B hereto to be paid by the Company and any other agent of the Depositary appointed under this Deposit Agreement, but only to the extent and in accordance with a written agreement previously entered into between the Company and the Depositary and as such agreement may be amended by the parties thereto from time to time. Holders agree to pay taxes and other governmental charges, registration fees, cable, telex and facsimile transmission and delivery expenses, and customary and other expenses as are incurred by the Depositary in connection with its obligations and duties under the Deposit Agreement as stated in the Deposit Agreement and Exhibit B thereof. The provisions in respect of these charges may be changed in the manner indicated in Article (21) of this Receipt.
          (11) Title to Receipts. It is a condition of this Receipt, and every
               -----------------
successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each American Depositary Share evidenced hereby), when such Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however,
                                                           --------  -------
that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any person or entity claiming an interest in a Receipt unless such person or entity is the registered Holder hereof.
          (12) Validity of Receipt. This Receipt shall not be entitled to any
               -------------------
benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such
                                                  --------  -------
signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar.

Dated:                                                     CITIBANK, N.A.,

                                                           as Depositary

Countersigned


By:                                              By:
   ------------------------------------             ----------------------------
      Authorized Officer                                Vice President

          The address of the Principal office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.

                          (FORM OF REVERSE OF RECEIPT]
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

          (13) Reports; Inspection of Transfer Books. The Company currently
               -------------------------------------
furnishes the Securities and Exchange Commission with certain public reports and documents required by the laws of Hong Kong and The Stock Exchange of Hong Kong Limited in accordance with Rule 12g3-2(b) of the Exchange Act. Should the Company become subject to additional informational requirements, it will in accordance therewith file reports and other information with the Commission. Such reports and information are available for inspection and copying by Holders at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.
               The Depositary will make available for inspection by Holders at its Principal office and at the office of each Custodian, copies of the Deposit Agreement, any notices reports or communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary, a Custodian, or the nominee of any of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. To the extent required under Rule 12g3-2(b) or otherwise in accordance with the Securities Exchange Act of 1934, such reports and communications shall be in English. The Depositary will also send to Holders copies of such reports when furnished by the Company to any Custodian pursuant to Section 5.06 of the Deposit Agreement.
          The Depositary will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.
          Subject to Article (23) hereof, the Depositary may close the transfer books (with notice to the Company if other than in the ordinary course of business), at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or at the reasonable written request of the Company.
          (14) Dividends and Distributions in Cash. Shares, etc.  Whenever the
               ------------------------------------------------
Depositary or any Custodian receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the reasonable judgment of the Depositary, pursuant to Section 4.08 of the Deposit Agreement, be converted on a reasonable basis, by sale or any other manner that it may determine in accordance with applicable law, into, Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of, and expenses incurred by, the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively without liability for interest thereon. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. Pursuant to Articles
(4) and (7) hereof, if the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly.
          If any distribution in respect of any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall deposit or cause such Shares to be deposited with and registered in the name of a Custodian and thereupon the Depositary may, subject to Section 5.07 hereof, either (i) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of

American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for American Depositary Shares, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.03, 5.07 and 5.09 of the Deposit Agreement; in lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.02 of the Deposit Agreement, or (ii) if additional Receipts are not so distributed (except pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed in respect of the Deposited Securities represented thereby. In the event that the Depositary determines that any such distribution is subject to any tax or other governmental charges for which the Depositary is obligated to withhold, or after the Company, in the fulfillment of its obligations under Section 5.07 of the Deposit Agreement, has furnished an opinion of U.S. Counsel determined that such Shares need not be registered under the Securities Act or other laws in order to be distributed to Holders, the Depositary may dispose of all or a portion of such property Shares in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, or obtain value for Holders from such distribution, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.
          In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares of the corresponding Series or any rights of any other nature, the Depositary, if requested in writing by the Company or a Holder with the concurrence of the Company and subject to the receipt of an opinion of United States counsel to the Company, reasonably satisfactory to the Depositary, stating whether or not such action requires a registration statement under the Securities Act to be in effect prior thereto, shall take action, subject to the terms of this Deposit Agreement, as follows:
             (a) if at the time of the offering of any rights it is feasible to make such rights available to all or certain Holders but not to others, by means of warrants or otherwise, the Depositary shall distribute warrants or other instruments therefor in such form as it may determine, to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such other method as may be feasible in order to facilitate the exercise, sale or transfer of rights, or the securities obtainable upon the exercise of such rights by such Holders; or
             (b) if at the time of the offering of any rights it is not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary shall sell such rights or such warrants or other instruments at public or private sale, in a riskless principal capacity, at such place or places and upon such terms as may be proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to Section 4.02 hereof. The

                     Depositary shall not be responsible for (i) any failure to determine that it was in fact lawful or feasible to make such securities available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or
                     (iii) any liability to the purchaser of such securities.
          If the Depositary does not receive such written request from the Company, the Depositary shall, after consultation with the Company, and after obtaining, at the Company's expense, an opinion of United States counsel to the Company, reasonably satisfactory to the Depositary, have discretion whether to, and the procedure to be followed in, (i) making such rights available to the Holders, or (ii) disposing of such rights on behalf of such Holders and distributing the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 of the Deposit Agreement, or (iii) allowing such rights to lapse.
          If, in the opinion of U.S. counsel to the Company, registration (under the Securities Act or any other applicable law) of the securities to which any rights relate may be required in order for the Company to lawfully offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not make such rights available to the Holders unless and until the Company has provided a statement, duly certified by an officer of the Company, to the effect that a registration statement under the Securities Act covering such rights and securities has been declared effective and remains in effect.
          Whenever any Custodian shall receive any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary may, after consultation with the Company, and shall, if requested in writing by the Company (subject in the latter case to the receipt of an opinion of United States counsel to the Company, as applicable, satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations), cause the securities or property so received to be distributed, net of expenses of the Depositary, to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of American Depositary Shares of the corresponding Series representing such Deposited Securities held by them respectively. If no written request is made and, in the opinion of the Depositary or its counsel, it would not be equitable or practicable to make such distribution or it cannot cause the distribution of such securities to be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Company, the Depositary or any Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law, such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the distribution would not be lawful or the Depositary deems such distribution not to be feasible, the Depositary may use any lawful, equitable and practicable method to obtain value for Holders from such distribution, or to pay such taxes or governmental charges, and may rely on such advice, which method may include, but not be limited to, the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes, fees and expenses of the Depositary set forth in Section 5.09 or in Exhibit B of the Deposit Agreement) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.
          Pursuant to Articles (4) and (7) hereof, if the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax, duty or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes, duties or governmental charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes, duties or governmental charges to Holders entitled thereto in proportion to the number of American Depositary

Shares held by them respectively and shall distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.
          (15) Fixing of Record Date. Whenever the Depositary shall receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Company, fix a record date for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. Subject to the provisions of Sections 4.02 through 4.08 of the Deposit Agreement and to the other terms and conditions of this Receipt and the Deposit Agreement, the

Holders of Receipts at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.
          (16) Voting of Deposited Securities. As soon as practicable after
               ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix a record date in respect of such meeting for the giving of instructions for voting or such consent or proxy. The Depositary shall mail, if requested in writing in a timely manner by the Company, to Holders of Receipts: (a) such notice of meeting, (b) a statement that the Holders at the close of business on the specified record date will be entitled, subject to any applicable law, the Company's Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares' or other Deposited Securities represented by such Holder's American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given. Upon the written request of a Holder of American Depositary Shares evidenced by a Receipt on such record date received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Company's Memorandum and Articles of Association and the provisions of the Deposited Securities, to vote or cause the relevant Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.
          Neither the Depositary nor any Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor any Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.
          The Company's Articles of Association as of the date hereof provide that resolutions put to the vote of shareholders at a meeting are decided by a show of hands of those shareholders physically present at the meeting (unless a poll is validly demanded). On a show of hands, each shareholder present may exercise one vote regardless of the number of votes held by such shareholder. The Company's Articles of Association permit certain persons to demand a vote by poll either before or on the declaration of the result of the show of hands. As of the date hereof, these persons are (i) the chairman of the meeting, (ii) any three shareholders present at the meeting in person or by proxy, (iii) any shareholder (or shareholders) present at the meeting in person or by proxy and representing at least one-tenth of the total voting rights of the shareholders entitled to vote at the meeting and (iv) any shareholder :(or shareholders) present at the meeting in person or by proxy and holding shares representing at least one-tenth of the total paid-up share capital of the Company. If a vote by poll is held, each shareholder who is either physically present at the meeting or is not physically present but is voting by proxy has one vote per share; any shareholder so entitled to more than one vote need not cast all of its votes in the same manner. For purposes of the Company's Articles of Association, a shareholder that is a body corporate may appoint an authorized representative to attend the meeting through which the shareholder is effectively treated as being physically present. The foregoing is only a summary of certain provisions of the Company's Articles of Association and is qualified in its entirely by the full text of such Articles of Association, which are available for inspection at the office of the Depositary.
          The Depositary may (but shall not be required to) send a representative to meetings of the Company's shareholders. If a representative of the Depositary is present at a meeting of the Company's shareholders, and a vote by poll is demanded, the Depositary intends to support such demand. However, in the event no such motion is made, and such vote is therefore conducted by a show of hands, the Depositary shall cause the Deposited Securities represented by the American Depositary Shares to be voted in accordance with the majority vote of the written instructions of the Holders or Beneficial Owners timely received by the Depositary from such Holders or Beneficial Owners. In the event of a vote conducted by poll, the Depositary shall cause to be voted the Deposited Securities represented by the American Depositary Shares in accordance with instructions set forth in the written requests of the Holders or the Beneficial Owners.
          Among companies organized in Hong Kong with Articles of Association similar to those of the Company, votes by poll have been relatively rare. Consequently, a Holder may be unable as a practical matter to have its voting preferences expressed at a meeting of the Company's shareholders unless it withdraws from the deposit facility the Shares represented by the American Depositary Shares of such Holder (and pays the requisite fees for such withdrawal), causes the Shares to be registered in the Holder's name and attends (or sends a representative to) the meeting.

Holders may receive insufficient notice of a meeting to permit such withdrawal and registration of the Shares prior to the record date for the meeting.
          (17) Changes Affecting Deposited Securities. Upon any change in
               --------------------------------------
nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities (other than pursuant to Article (14) hereof or Sections 4.03, 4.04 and 4.05 of the Deposit Agreement) shall be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional reduced or otherwise modified securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request (subject in the latter case to the terms of the Deposit Agreement and to the receipt of an opinion of United States counsel to the Company satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations), execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. The Company agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Company's approval, shall if the Company requests (subject in the latter case to the receipt of an opinion of United States counsel to the Company satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations), if the Company requests, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02 of the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.
          (18) (INTENTIONALLY OMITTED)
          (19) Liability of the Company and the Depositary. Neither the
               -------------------------------------------
Depositary, the Company nor any of their respective Related Parties, if any, will incur any liability to any Holder or other person if, by reason of (1) any present or future law, the Memorandum and Articles of Association of the company, (ii) any instrument evidencing or governing any Deposited Security, or
(iii) any act of God, war or other circumstance beyond its control, the Depositary, the Company or any of their respective Related Parties shall be prevented, delayed or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed by any of them, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Each of the Depository, the Company, and their respective Related Parties assumes no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except to perform such obligations as are specifically set forth and undertaken by it to perform in the Deposit Agreement in good faith and using its reasonable judgment. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations will be read into the Deposit Agreement against the Depositary or the Company or any of their respective Related Parties. None of the Depositary or any of its Related Parties will be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this Receipt that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it in its sole discretion against all expense and liability be furnished as often as may be required or (b) liable for any action or inaction by it or them in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or any other person believed by it or them in good faith to be competent to give such advice or information. The Depositary, the Company and their respective Related Parties may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. Subject to the provisions of this paragraph (19), the Depositary and its agents will not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

          (20) Resignation and Removal of the Depositary; appointment of
               ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
---------------------
the Deposit Agreement by written notice of its election so to do delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of
(i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited

Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.
          Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
          (21) Amendment. The form of the Receipts in respect of the Shares and
               ---------
any provisions of the Deposit Agreement may at any time and from time to time be amended by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders. Any amendment which shall impose or increase any fees or charges (other than charges for custody, transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American

Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Amendments to the Deposit Agreement in such circumstances may become effective before a notice of such amendment is given to Holders and before the expiration of any time period set forth above if, and only to the extent, required to ensure compliance with such new laws, rules or regulations.
          (22) Termination. The Depositary shall, at any time at the written direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Article (20) hereof and Section 5.04 of the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed by the Depositary with the consent of the Company (which consent shall not be unreasonably withheld) for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of this Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Article (2) hereof and Section 2.05 of the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.05 of the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited

Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments) and except for its obligations to the Company under Sections 5.08 and 5.09 of the Deposit Agreement. Upon the termination of the Deposit Agreement as to Receipts, the Company shall be discharged from all obligations under the Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Articles (10) and (18) hereof, and Sections 5.08 and
5.09 of the Deposit Agreement.
          (23) Comp1iance with U.S. Securities Laws. Notwithstanding any
               ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the Company and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement or this Receipt to prevent the withdrawal or delivery of deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

          (24) Certain Rights of the Depositary; Limitations. Subject to the
               ---------------------------------------------
further terms and provisions of this Article (24), the Depositary or any Custodian, when acting other than in their respective capacities of Depositary and Custodian under the Deposit Agreement, and their respective agents (other than agents acting for them in their capacities as Depositary and Custodian), for their own accounts or the accounts of others, may own and deal in any class of securities of the Company and its Affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In their respective capacities as Depositary and Custodian, neither the Depositary nor the Custodian shall lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to Section 2.05. of the Deposit Agreement, including Receipts which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or a Custodian, (y) unconditionally guarantees to deliver to the Depositary or such Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary believes in good faith will provide substantially similar liquidity and security appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the aggregate number of Receipts and Shares involved in such Pre-Release Transactions at any one time to not more than thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above). If the Depositary reasonably believes that there is a need to exceed the said limit (including, without limitation, because of settlement procedures), the Depositary may exceed such limit, provided that if such limit shall be exceeded for a period of greater than 7 business days, the Depositary will promptly notify the Company that such limit has been exceeded and, upon written notice from the Company requesting the Depositary to remedy such circumstance, take such measures as the Depositary and the Company agree are necessary. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be for the benefit of the Holders.

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)




          FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s)
and transfer (s) unto                     whose taxpayer identification number
                      -------------------
is                          and whose address including postal zip code is ,
  -------------------------
                    the within Receipt and all rights thereunder, hereby
-------------------
irrevocably constituting and appointing                       attorney-infact to
                                        ---------------------
transfer said Receipt on the books of the Depositary with full power of substitution in the premises.

Dated:                                      Name:
       ----------------------------               ------------------------------
                                            By:
                                               ---------------------------------
                                            Title:
                                                  ------------------------------

                                            NOTICE: The signature of the Holder
                                            to this assignment must correspond
                                            with the name as written upon the
                                            face of the within instrument in
                                            every particular, without alteration
                                            or enlargement or any change
                                            whatsoever. If the endorsement be
                                            executed by an attorney, executor,
                                            administrator, trustee or guardian,
                                            the person executing the endorsement
                                            must give his full title in such
                                            capacity and proper evidence of
                                            authority to act in such capacity,
                                            if not on file with the Depositary,
                                            must be forwarded with this Receipt.
                                            All endorsements or assignments of
                                            Receipts must be guaranteed by a
                                            member of a Medallion Signature
                                            Program approved by the Securities
                                            Transfer Association, Inc.


SIGNATURE GUARANTEED


------------------------------

                                    EXHIBIT B
                            CHARGES OF THE DEPOSITARY

        Service                           Rate                  By Whom Paid


(1)    Issuance of Receipt;           Up to $5.00 per         Party to whom
       Deposit of Shares              100 American            deposits are made
       (including deposits            Depositary Shares       or receiving
       pursuant to Stock              or fraction             Receipt
       dividends, exercise            thereof)
       of rights, or any
       other deposits)

(2)    Delivery of deposited          Up to $5.00 per         Party surrendering
       deposited Shares or            100 American            Receipts or making
       other Deposited                Depositary Shares       withdrawal.
       Securities, property           (or fraction
       and cash against               thereof)
       surrender of
       Receipts.

(3)    Distribution of cash           Up to $2.00 per         Party to whom
       dividends, distribu-           100 American            distribution, or
       tion of cash proceeds          Depositary Shares       for whom the sale
       from the sale of                                       or exercise of
       rights, or other                                       rights, is made
       corporate action
       involving distribut-
       tions to shareholders
       (exclusive of an
       exercise rights by
       Holders or issuance
       of stock dividend)

(4)    Distribution of                Up to $5.00 per         Party to whom
       stock dividend,                100 American            distribution, or
       distribution of                Depositary Shares       for whom the sale
       shares pursuant to                                     of such dividend,
       an exercise of rights                                  is made
       by Holders

(5)    Transfer of Receipt            $1.50                   Party representing
                                                              Receipt for
                                                              transfer



       In addition, Holders will pay (i) taxes and other governmental charges,
(ii) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Company or its appointed agent for the registration of transfer and accordingly applicable to transfers of Shares to or from the name of the Depositary or its nominee, on the making of deposits pursuant to Section 2.02 or withdrawals pursuant to Section 2.05, (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders, (iv) such customary expenses and charges as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.08 and (v) such fees and expenses as are incurred by the Depositary, if any, in connection with compliance with foreign exchange control regulations.

       The Company after consultation and agreement between the Depositary and the Company as to the amount and nature of any other charges, will pay those other charges of the Depositary and those of any Registrar, if any, plus reasonable out-of-pocket expenses but only to the extent of and in accordance with a written agreement previously entered into by the Depositary and the Company and as such agreement may be amended by the parties thereto from time to time.

                    (d) Opinion of counsel to the Depositary

 May 13, 2005


 Citibank, N.A.
 ADR Department
 388 Greenwich Street, 14th Floor
 New York, N.Y.  10013

        Re: American Depositary Receipts evidencing American Depositary Shares Representing 1 Ordinary Share, Par Value HK $1.00 each, of HongKong Electric Holdings Limited


 Ladies and Gentlemen:

 I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 50,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of July 29, 1996, by and among Citibank, N.A., as depositary, HongKong Electric Holdings Limited, a company organized and existing under the laws of Hong Kong (the "Company"), and the Holders and beneficial owners from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent 1 ordinary share, par value HK $1.00 each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

 Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

 I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

 I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

 Very truly yours,

 /s/ Fretta M. Miller

 Frettra M. Miller

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-5076), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                   Citibank, N.A., as Depositary


                                   By:  /s/ Frettra M. Miller
                                       -------------------------------
                                         Name:  Frettra M. Miller, Esq.
                                         Title: Senior Vice President and
                                                Associate General Counsel